October 11, 2019

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonia Bednarowski and Dietrich King

Re:	89bio, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted September 23, 2019
CIK No. 0001785173

Ladies and Gentlemen:

On behalf of 89bio, Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporate Finance (the “Staff”) contained in your letter, dated October 2, 2019 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1, confidentially submitted on September 23, 2019. The Company is filing today via EDGAR the initial public filing of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The page references in our responses correspond to the page numbers of the Registration Statement filed today.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Our Company

Overview, page 1

1.

We note your revised disclosure on page 2 in response to comment 3. Please clarify in your prospectus summary that you have not had a Special Protocol Assessment or other agreement with the FDA with respect to the required clinical trials needed to support an application for approval of BIO89-100 for the treatment of SHTG.

U.S. Securities and Exchange Commission

October 11, 2019

In response to the Staff’s comment, the Company has revised its disclosure on page 2 of the Registration Statement.

Our Lead Product Candidate, BIO89-100, page 2

2.

We note your response to comment 4 and your revised disclosure that “[i]n these preclinical studies, consistent beneficial effects across a range of endpoints were observed, including improvements in hepatic steatosis, injury and fibrosis in a diet-induced NASH study of 50 mice . . . and improved glycemic control and lipid handling in a study of 24 spontaneously diabetic obese cynomolgus monkeys with elevated triglycerides.” Please avoid conclusory statements regarding the results of the tests, and disclose the range of results observed in these tests.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 85 of the Registration Statement.

Business

Agreements with Teva

Agreements Relating to FGF21 Program, page 116

3.	We note your response to comment 10. Please disclose the payments, if any, you are required to pay pursuant to the ratiopharm Sublicense Agreement.

In response to the Staff’s comment, the Company has added disclosure on page 117 of the Registration Statement.

If you have any questions regarding the Registration Statement or the responses set forth above, please do not hesitate to call me at (415) 393-8373.

Sincerely,

/s/ Ryan A. Murr

Ryan A. Murr

cc:	Rohan A. Palekar, 89bio, Inc.
Branden C. Berns, Gibson, Dunn & Crutcher LLP
Divakar Gupta, Cooley LLP
Jonie I. Kondracki, Cooley LLP
Robert W. Phillips, Cooley LLP
Charles S. Kim, Cooley LLP

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